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                                                                    EXHIBIT 99.1







PRESS RELEASE

____________________________________________________




TRIPLE P REPORTS RESULTS OF OPERATIONS FOR FOURTH QUARTER AND FISCAL YEAR 2003


     O IMPROVED PROFITABILITY DUE TO SIGNIFICANT COST REDUCTIONS;

     O IMPROVED SOLVENCY AND STRONG CASH POSITION.


March 4, 2004 - Vianen, The Netherlands. Triple P N.V. (NASDAQ SCM: TPPP) announced improved profitability, improved solvency and a stronger cash position as a result of its operations in the fourth quarter of 2003.

FOURTH QUARTER 2003

In the fourth quarter of 2003 Triple P earned a net income of EUR1.4 million. This is an improvement of EUR2.6 million compared to the fourth quarter of 2002 when the Company reported a net loss of EUR1.2 million. The Company furthermore reported net revenues of EUR23.6 million for the fourth quarter of 2003, a decrease of approximately 15% below the levels in the same period of 2002.


                                                            Q4 2002      Q4 2003      DIFF.
Key figures for the fourth quarter                          -------      -------
(amounts in millions of euro's unless otherwise indicated)      EUR          EUR          %
---------------------------------------------------------------------------------------------
KEY FIGURES PROFIT & LOSS
Net revenues                                                   27.6         23.6        -15%
Gross margin                                                   16.9%        17.7%         5%
Net income (loss)                                              (1.2)         1.4         na


FISCAL YEAR 2003

Net income for the fiscal year 2003 was EUR0.4 million. This is EUR0.9 million above last year when the Company reported a net loss of EUR0.5 million.

The Company recorded net revenues of EUR80.4 million in 2003, approximately 17% below last year.

Gross margin remained stable at 17.6%, and operating expenses decreased by 20% compared with last year, which is the primary reason for the improvement in profitability in 2003.

Triple P took a number of cost reduction measures in the second quarter of 2003 in response to the disappointing levels of net revenues in the first half of 2003, which led to a clear improvement in profitability in the second half of 2003. The Company recorded net income of EUR1.4 million in the second half of 2003 compared to a net loss of EUR1.0 million in the first half of 2003, including a restructuring charge of EUR1.3 million.

As a result of the positive cash flow of EUR1.9 million, the Company's bank balance increased to EUR6.2 million at December 31, 2003. Equity increased to 19% of the Company's total assets less cash and cash equivalents and restricted cash.

KEY FIGURES FOR THE FISCAL YEAR                                 2002        2003       DIFF.
(amounts in millions of euro's unless otherwise indicated)       EUR         EUR          %
---------------------------------------------------------------------------------------------
KEY FIGURES PROFIT & LOSS
Net revenues                                                    96.4        80.4        -17%
Gross margin                                                    17.6%       17.6%         0%
Operating expenses                                              16.8        13.5        -20%
Net income (loss)                                               (0.5)        0.4         na

KEY FIGURES BALANCE SHEET AS OF DECEMBER 31,
Equity                                                           2.5         2.7         8%
Total assets                                                    23.0        20.3        -12%
Bank balance (cash, cash equivalents and restricted
cash)                                                            4.3         6.2         45%
Equity as percentage of total assets less cash, cash
equivalents and restricted cash                                   13%         19%        42%

The Board is pleased with the improved profitability trend in the second half of 2003. "Despite difficult market conditions, we were able to improve our financial position in 2003," says CEO, Mr. H. Crijns. "Although the focus on aligning costs with expected sales level remains important, our focus will shift more to improvement of our market position and our sales and marketing organization."
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ABOUT TRIPLE P

TRIPLE P (NASDAQ SCM: TPPP) DESIGNS, SUPPLIES, BUILDS AND MANAGES ICT-SOLUTIONS THAT IN AN EFFICIENT WAY CONTRIBUTE TO YOUR COMPANY'S RESULTS. THE THREE P'S - PEOPLE PERFORMANCE AND PARTNERSHIP - ARE THE BASIS FOR LONG-LASTING AND SUCCESSFUL RELATIONSHIPS WITH OUR CUSTOMERS.

This release contains a number of forward-looking statements based on current expectations. Actual results may differ materially due to a number of factors which include, but are not limited to: overall ICT- spending and demand for ICT services in the Netherlands; the timing of significant orders; the ability to hire, train and retain qualified personnel and fierce competition. For a more thorough discussion of these risks and uncertainties, see the company's filings with the Securities and Exchange Commission, particularly its most recent annual report on Form 20-F.


CONTACT

Triple P NV
Postbus 245
4130 EE Vianen
Nederland

Tel: +31 347 353650
Fax: +31 347 353666
e-Mail: info@triple-p.nl
www.triple-p.nl

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                                  TRIPLE P N.V.
                           CONSOLIDATED BALANCE SHEETS
          (in thousands except number of shares and per share amounts)

                                                         DECEMBER 31,     DECEMBER 31,
                                                             2002             2003
                                                         ------------     ------------
                                                             EUR              EUR
                                                                          (Unaudited)

ASSETS

CURRENT ASSETS:
Cash and cash equivalents...........................            4,207            5,732
Restricted cash.....................................               59              462
                                                         ------------     ------------
                                                                4,266            6,194
Accounts receivable.................................           12,090            9,888
Inventories.........................................            3,136            1,255
Prepaid expenses and other current assets...........            1,870            1,615
                                                         ------------     ------------
TOTAL CURRENT ASSETS................................           21,362           18,952

NON-CURRENT ASSETS:
Property and equipment, at cost.....................            3,999            2,564
Less: accumulated depreciation and amortization.....            2,375            1,265
                                                         ------------     ------------
Net property and equipment..........................            1,624            1,299
                                                         ------------     ------------
TOTAL NON-CURRENT ASSETS............................            1,624            1,299
                                                         ------------     ------------
TOTAL ASSETS........................................           22,986           20,251
                                                         ============     ============


LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Short-term part of long-term liabilities............              470              322
Accounts payable....................................            8,444            7,176
Accrued liabilities.................................            5,213            4,865
Customer deposits...................................              665              622
Deferred revenue....................................            3,981            3,767
Restructuring reserve...............................              715              205
                                                         ------------     ------------
TOTAL CURRENT LIABILITIES...........................           19,488           16,957

LONG-TERM LIABILITIES:
Pension obligations.................................              259              424
Other long-term liabilities.........................              725              143
                                                         ------------     ------------
TOTAL LONG-TERM LIABILITIES.........................              984              567
                                                         ------------     ------------
TOTAL LIABILITIES...................................           20,472           17,524

SHAREHOLDERS' EQUITY:
Common Shares, EUR 0.04 par value per share
  Authorised - 43,750,000 shares
  Outstanding - 30,469,345 shares...................            1,219            1,219
Additional paid-in capital..........................           53,293           53,293
Accumulated deficit.................................         (51,998)         (51,556)
Accumulated other comprehensive loss................                -            (229)
                                                         ------------     ------------
TOTAL SHAREHOLDERS' EQUITY..........................            2,514            2,727
                                                         ------------     ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY..........           22,986           20,251
                                                         ============     ============

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                                  TRIPLE P N.V.
                      CONSOLIDATED STATEMENTS OF OPERATIONS
          (in thousands, except number of shares and per share amounts)


                                                       THREE MONTHS ENDED             TWELVE MONTHS ENDED
                                                           DECEMBER 31                    DECEMBER 31
                                                     2002            2003           2002            2003
                                                  -----------     -----------    -----------     -----------
                                                      EUR            EUR             EUR             EUR
                                                  (unaudited)     (unaudited)                    (unaudited)


Net revenues.................................          27,561          23,556         96,373          80,371
Cost of revenues.............................          22,904          19,392         79,438          66,261
                                                  -----------     -----------    -----------     -----------
GROSS PROFIT.................................           4,657           4,164         16,935          14,110

Sales and marketing expense..................           2,404           2,002          9,777           8,550
General and administrative expense...........           1,862             657          5,660           3,654
Restructuring charge.........................           1,370               -          1,370           1,281
                                                  -----------     -----------    -----------     -----------
Total operating expenses.....................           5,636           2,659         16,807          13,485

OPERATING INCOME (LOSS) .....................            (979)          1,505            128             625

Interest income (expense) ...................             (98)            (21)          (417)            (69)
Other, net...................................            (140)            (81)          (231)           (114)
                                                  -----------     -----------    -----------     -----------
Total other income (expense), net............            (238)           (102)          (648)           (183)

                                                  -----------     -----------    -----------     -----------
NET INCOME (LOSS) ...........................          (1,217)          1,403           (520)             442
                                                  ===========     ===========    ===========     ===========


NET INCOME PER SHARE:
Basic........................................           (0.04)           0.05          (0.02)           0.01
Diluted......................................           (0.04)           0.05          (0.02)           0.01

WEIGHTED AVERAGE SHARES OUTSTANDING:
Basic........................................          30,469          30,469         30,469          30,469
Diluted......................................          30,469          30,469         30,469          30,469